SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606-1285
                                    --------
                               TEL: (312) 407-0700
                               FAX: (312) 407-0411
                                 www.skadden.com



                                                     March 9, 2009






Mr. Christian Sandoe
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                           RE: Fiduciary/Claymore Dynamic Equity Fund Preliminary Proxy Statement
                                  ----------------------------------------------
Dear Mr. Sandoe:

     Thank you for your telephonic comments received February 26, 2009 regarding the Preliminary Proxy Statement of Fiduciary/Claymore Dynamic Equity Fund (the "Fund"), filed with the Securities and Exchange Commission (the "Commission") on February 17, 2009 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the General Rules and Regulations of the Commission promulgated thereunder (the "General Rules and Regulations"). On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes were necessary in response to your comments, they are reflected in the Fund's Definitive Proxy Statement, which will be filed pursuant to Section 14(a) and the General Rules and Regulations on our about March 9, 2009.


COMMENT 1:  PLEASE MAKE THE DISCLOSURE UNDER THE HEADING "FINANCIAL STATEMENTS
            AND OTHER INFORMATION" MORE PROMINENT BY MOVING IT TO THE FRONT OF THE FUND'S PROXY STATEMENT.


Response 1: The Fund has moved the disclosure under the heading "Financial
            Statements and Other Information" to the first page of the Definitive Proxy Statement.

Mr. Christian Sandoe
March 9, 2009
Page 2



                                      * * *

     The Fund acknowledges that the disclosure included in the filing is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the filing does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.


                                                     Sincerely,

                                                     /s/ Thomas A. Hale
                                                     ---------------------------
                                                     Thomas A. Hale